December 16, 2025

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Kim McManus

Re:	KKR Credit Opportunities Portfolio (the “Fund”)

(File Nos. 333-233709 and 811-23474)

Dear Ms. McManus:

This letter responds to comments (collectively, the “Comments”) that you conveyed to representatives of this firm via telephone on August 19, 2025, in connection with your review of Post-Effective Amendment No. 10 to the Fund’s registration statement on Form N-2 (the “Registration Statement”), filed with the Securities and Exchange Commission (“SEC”) on July 1, 2025, pursuant to Rule 486(a) under the Securities Act of 1933, as amended. The Fund has considered the comments of the staff of the SEC (the “Staff”) and has authorized us to make the responses and changes discussed below on its behalf.

Set forth below are the Staff’s Comments along with the Fund’s responses thereto. Changes to disclosure in response to the Staff’s Comments will be included in the forthcoming Post-Effective Amendment No. 16 to the Registration Statement (the “Amendment”). Terms not defined herein have the meaning set forth in the Amendment.

Prospectus (p. i) – “Investment Strategies”

Comment 1. The Registration Statement states that the Fund’s asset-based finance (“ABF”) investments “may include . . . private collective investment vehicles.” Please explain in disclosure what is meant by “private collective investment vehicles.”

Response 1. The Fund has revised the disclosure as follows in response to the Staff’s Comment (additions denoted by underline):

Such investment structures or vehicles may include open- or closed-end registered funds, private collective investment vehicles (e.g., hedge funds, private credit funds, private equity funds and other entities that are not regulated or registered under the 1940 Act), operating companies, joint ventures, insurance-related companies and other structures, subject to applicable law.

Comment 2. The Registration Statement states that the Fund “may . . . form joint ventures and special purpose vehicles for any purposes which, in the judgment of the Adviser, will effectuate the investment program of the Fund.” (Emphasis added.) Please clarify the meaning of special purpose vehicles (“SPVs”) and whether controlled foreign corporations (“CFCs”) are included. The Staff may have additional comments on this matter.

Response 2. The Fund notes that, for purposes of this Registration Statement, SPVs are subsidiary entities created by the Fund for a specific operational or administrative purpose, such as facilitating particular investments, and has made clarifying changes to existing disclosure. As noted in existing disclosure, a foreign corporation would be classified as a CFC if more than 50% of the shares of such foreign corporation, measured by reference to combined voting power or value, is owned (directly, indirectly or by attribution) by U.S. Shareholders. On that basis, if the Fund were to form a foreign corporation for specific operational or administrative purposes, such as facilitating particular investments, and hold greater than 50% of such entity’s shares, such SPV could be deemed to be a CFC. However, the Fund notes that it had not formed, and does not presently intend to form, any subsidiaries that would be deemed to be a CFC based on the Fund’s ownership exceeding the aforementioned thresholds. In that regard, the Fund’s principal investment strategies do not contemplate meaningful foreign investments, except for foreign exchange or other derivative agreements, which, in the ordinary course, would not necessitate the formation of such types of foreign SPVs (i.e., CFCs). In the event that the Fund does form such an entity, the Fund confirms that it will re-evaluate whether any additional disclosure is required.

Prospectus (p. ii) – “Investment Strategies”

Comment 3. The Registration Statement states that the Fund’s ABF investments “generally will include . . . equity investments in platforms and structures with exposure to ABF Investments (including warrants, options, and other instruments).” Please revise this disclosure to explain what is meant by “equity investments in platforms and structures...”

Response 3. The Fund has revised the disclosure as follows in response to the Staff’s Comment (additions denoted by underline):

The Fund’s ABF Investments generally will include loans, private securitizations or similar privately negotiated instruments, public securitizations, equity investments in platforms and structures with exposure to ABF Investments (including warrants, options, and other instruments), short-term financing facilities, and interests in diversified pools of loans (i.e., equity investments in entities, joint ventures or structured vehicles that originate, aggregate or manage ABF Investments).

Prospectus (p. iv) – “Interval Fund/Repurchase Offers”

Comment 4. Please supplementally explain what consideration the Fund gave to discussing the risk of oversubscription of repurchase requests given the recent reduction in the Fund’s quarterly repurchase amount and the amount of repurchase requests in the most recent quarter.

Response 4. In connection with the Fund’s repositioning, significant consideration was accorded to the change to the Fund’s fundamental policy requiring it to offer to repurchase not less than 5% (and not more than 25%) of its outstanding Shares at NAV. The Fund considered the appropriateness of existing disclosure regarding its share repurchase program, which describes the risks and consequences associated with oversubscriptions and concluded that the existing risk disclosure was appropriate and consistent with the requirements of Form N-2. The Fund also surveyed the disclosure of peer interval funds, the overwhelming majority of which have a fundamental policy to offer to repurchase 5% of their outstanding shares on a quarterly basis, and concluded that its disclosure was consistent with that of peers. The considerations are discussed in further depth in the Fund’s Definitive Proxy Statement (Accession No. 0001193125-25-143259) filed June 20, 2025.

The Fund further notes that following the announcement of the changes to its investment objectives, strategies, guidelines and policies, pursuant to which the Fund will primarily focus on asset-based finance investments with a multi-sector investment approach that seeks the most attractive relative value and risk-adjusted returns from investments across a range of sectors, subject to relevant shareholder approvals (including approval of the concurrent proposed reduction in the Fund’s quarterly repurchase amount, at the recommendation of the Adviser, the Board of Trustees of the Fund approved a quarterly repurchase offer of 25% of the Fund’s outstanding shares for the third quarter of 2025 in order to provide an opportunity for investors to obtain liquidity. That repurchase offer was not oversubscribed.

Prospectus (p. iv) – “Risks”

Comment 5. Please clarify if there is a limit on the Fund’s investment in private vehicles. To the extent that the Fund may invest significantly in such assets, please add prominent statements to the cover page to the effect that: (i) shareholders will bear substantial direct and indirect fees and expenses in connection with their investment, (ii) private investment vehicles involve a high degree of business and financial risk that can result in substantial losses, and (iii) the Fund should be considered a complex investment that entails substantial risk and a prospective investor should invest in the Fund only if the investor can sustain a substantial or complete loss of their investment.

Response 5. The Fund confirms that, although there is no limit on the Fund’s ability to invest in private vehicles, it does not intend to invest more than 15% of its assets in private vehicles and believes its current disclosure is sufficient. Accordingly, no changes to the disclosure have been made. In the event that the Fund invests more than 15% of its assets in private vehicles, the Fund confirms that it will re-evaluate if any additional disclosure is required.

Prospectus (p. 45) – “Class T Example”

Comment 6. In Class T’s expense example, please incorporate the maximum sales load of 2% into the calculation.

Response 6. The Fund confirms that the inputs used to calculate the expense examples for Class T shares included, and that existing expense disclosure reflects, the maximum sales load of 2%.

Prospectus (p. 53) – “The Investment Process – Underwriting”

Comment 7. The Registration Statement states that “[t]he Adviser generally integrates sustainability considerations alongside traditional factors in the investment decision-making process.” Please provide examples of the environmental, social and governance (“ESG”) criteria considered.

Response 7. The Fund acknowledges the Staff’s comment. The Fund respectfully notes that it does not hold itself out as an ESG-focused fund, that ESG factors are among the many factors that the Adviser considers in evaluating investments and that ESG factors are not expected to be a sole determining factor in any investment decision made by the Adviser. The Registrant believes that adding additional disclosure would overemphasize the ESG-related factors that the Adviser may consider as part of its analysis relative to other factors considered as part of its investment process. Accordingly, the Fund believes that the current disclosure adequately describes the Fund’s investment process with respect to ESG considerations and no changes to the disclosure have been made. However, the Fund will continue to consider the appropriateness of its disclosure in this regard.

Prospectus (p. 53) – “The Investment Process – Portfolio Management”

Comment 8. The Registration Statement states the following:

Given the private nature of these investments, financing providers are generally able to access frequent borrower performance reporting which, combined with other negotiated terms in these arrangements, can enable lenders to identify early signs of credit deterioration.

Please revise the sentence to explain how this still applies given the Fund’s new focus on asset-based finance investments.

Response 8. In response to the Staff’s Comments, the aforementioned disclosure has been revised as follows (deletions denoted by ~~strikethrough~~ and additions denoted by underline):

Given the private nature of these investments, financing providers are ~~generally~~often able to access frequent borrower performance reporting which, combined with other negotiated terms in these arrangements, can enable certain third-party ~~lenders~~lending platforms in which the Fund invests to identify early signs of credit deterioration and report such information to the Fund.

Prospectus (p. 102) – “Net Asset Value”

Comment 9. In describing how the Fund calculates NAV, please include disclosure addressing adjustments or revisions to previously assigned values (e.g., as a result of an audit).

The Fund has added the following disclosure at the end of the section titled “Net Asset Value” in response to the Staff’s Comment (additions denoted by underline):

Securities and other assets for which market quotes are not readily available are valued at fair value as determined in good faith by the Board or persons acting at their direction. The Board has adopted methods for valuing securities and other assets in circumstances where market quotes are not readily available and has delegated the responsibility for applying the valuation methods to the Adviser. In such circumstances, securities may not be priced on the basis of quotes from the primary market in which they are traded, but rather may be priced by another method that the Board or persons acting at their direction believe accurately reflects fair value. In certain instances, in accordance with its methods for valuing securities and other assets, the Adviser may rely on preliminary valuation data that differs from the final or accurate valuation data. Fair value pricing may require subjective determinations about the value of a security.

[…]

Senior secured adjustable, variable or floating rate loans for which an active secondary market exists to a reliable degree will be valued at the mid price in the market for such loans, as provided by a loan pricing service. Directly originated loans are valued on an individual loan level by an independent, third-party pricing service that has been approved by the Board, and fair valuation of such loans will be performed using inputs that incorporate borrower level data, including significant events affecting the issuer or collateral and market developments, which is updated daily on each day that the NYSE is open for business. Prices obtained from independent pricing services use information provided by market makers or estimates of market values obtained from yield data relating to investments or securities with similar characteristics. Such pricing information may prove to be inaccurate, and inaccurate or incorrect valuations could have an adverse effect on the Fund’s net asset value and shareholder transactions in the shares. See “Risks—Valuation Risk.”

[…]

Comment 10. The Registration Statement states the following: “Directly originated loans are valued on an individual loan level by an independent, third-party pricing service.” Please expand this discussion to disclose that these third-party pricing valuations may prove to be inaccurate. Please also add that incorrect valuations of directly originated loans could have an adverse effect on the Fund’s net asset value and shareholder transactions in the shares and provide a cross-reference to relevant risk disclosure.

Response 10. Please see the Fund’s response to Comment 9 above.

Statement of Additional Information (p. 2) – “Investment Restrictions - Concentration”

Comment 11. The Registration Statement states the following:

Under current SEC and SEC staff interpretation, the Fund would ‘concentrate’ its investments if more than 25% of the Fund’s total assets would be invested in securities of issuers conducting their principal business activities in the same industry.

Please add “or group of industries” to this sentence, consistent with Section 8(a) of the Investment Company Act of 1940, as amended (“1940 Act”).

Response 11.

The Fund has revised the disclosure as follows (additions denoted by underline):

Under current SEC and SEC staff interpretation, the Fund would ‘concentrate’ its investments if more than 25% of the Fund’s total assets would be invested in securities of issuers conducting their principal business activities in the same industry or group of industries.

Comment 12. In the Registration Statement, disclosure refers to a “restriction 4.” Please revise to include this “restriction 4” or tell us where this disclosure is located.

Response 12. The Fund has revised the disclosure as follows (deletions denoted by ~~strikethrough~~):

For purposes of this limitation, there is no limit on: (1) investments in securities issued or guaranteed by the U.S. government and its agencies and instrumentalities or securities of state and municipal governments or their political subdivisions, in repurchase agreements collateralized by U.S. Government securities, or in tax-exempt securities issued by the states, territories, or possessions of the United States (“municipal securities”), excluding private activity municipal securities whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity ~~(which will be subject to restriction 4)~~ (2) investments in issuers domiciled in a single jurisdiction provided that the Fund does not invest greater than 25% in a particular industry; or (3) certain asset-backed securities that are backed by a pool of loans issued to companies in a wide variety of industries unrelated to each other such that the economic characteristics of such a security are not predominantly related to a single industry to the extent permitted by the 1940 Act.

Comment 13. Please note that it is the Staff’s position that the Fund should look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity in order to determine the industry to which the investment should be allocated when determining the Fund’s compliance with its concentration policies.

Response 13. The Fund acknowledges the Staff’s comment.

Comment 14. Under the Fund’s concentration policy as disclosed in the Statement of Additional Information of the Registration Statement, the Fund does not consider certain asset-backed securities to represent interests in any industry or group of industries. The Staff believes that the Fund’s position as currently worded conflicts with Section 8(b)(1)(E) of the 1940 Act by allowing the Fund to reserve freedom of action to concentrate. The Staff does not believe that it is consistent with Section 13(a) of the 1940 Act to categorically exclude asset-backed securities from counting as investments in any industry or group of industries, because concentrated investments in those securities can expose investors to risks common to one industry. The Staff takes the position that every investment - other than investments in government securities, domestic bank deposit instruments or tax-exempt securities issued by governments or their political subdivisions (excluding private activity municipal debt securities) - is an investment in some industry or group of industries.

Accordingly, a fund must determine which industry classification or classifications reasonably apply with respect to each asset-backed security issuance for concentration purposes. Toward this end, the Fund could consider, the nature of an asset-backed security’s underlying receivables (e.g., auto loans, aircraft leases, etc.) to determine its industry classification for purposes of the Fund’s concentration policy. A fund could also reasonably choose to classify its non-mortgage related asset-backed security investments in a single industry for concentration purposes.

Please revise this description in the Statement of Additional Information to conform to this position and make any necessary conforming changes to the “Principal Strategies” section of the Prospectus.

Response 14. The Fund acknowledges the Staff’s comment but respectfully notes that the Adviser takes the position that ABF Investments is a broad asset class representing a diverse and heterogeneous pool of borrowers, loan type and properties and believes that ABF Investments should not be classified as an “industry” However, the Fund has sought to clarify the disclosure as follows (deletions denoted by ~~strikethrough~~ and additions denoted by underline):

For purposes of this limitation, there is no limit on: (1) investments in securities issued or guaranteed by the U.S. government and its agencies and instrumentalities or securities of state and municipal governments or their political subdivisions, in repurchase agreements collateralized by U.S. Government securities, or in tax-exempt securities issued by the states, territories, or possessions of the United States (“municipal securities”), excluding private activity municipal securities whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity (which will be subject to restriction 4)~~;~~ or (2) investments in issuers domiciled in a single jurisdiction provided that the Fund does not invest greater than 25% in a particular industry~~; or (3) certain asset-backed securities that are backed by a pool of loans issued to companies in a wide variety of industries unrelated to each other such that the economic characteristics of such a security are not predominantly related to a single industry to the extent permitted by the 1940 Act~~.

* * * * *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at 202.261.3392 if you wish to discuss this correspondence further.

Sincerely,

/s/ Matthew E. Barsamian
Matthew E. Barsamian